Exhibit 99.1

Shareholder Letter dated June 14, 2022

Dear Investors,

In 2021, we proactively inquired about Panera’s plans upon their June 2024 lease expiration. Though they fully intend to pay rent through the term, Panera recently provided word that they will not be renewing their lease upon expiration.

What does this mean for the portfolio? As of May 31st, we are 96% leased and Panera comprises 26% of the portfolio’s square footage, so we will eventually need to backfill their space.

The advance notice from Panera presents a tremendous opportunity to “future-proof” the building and identify backfill tenants, all while Panera continues to pay rent for another two years*.

In order to “future-proof,” we are drawing up renovation plans to increase the building’s desirability going forward. Plans may include: a gym, tenant lounge, training/conference facilities, library, juice/smoothie bar, quiet/nap rooms, façade and signage improvements, and other amenities. Rest assured, we are taking advantage of this advance notice to attract ‘next gen’ office users seeking best-in-class amenities in top locations.

As with all our major tenants, our goal is to continuously be in communication regarding their plans for lease renewals.  As such, we have been aware of the distinct possibility that Panera may not renew, which is why after years of disciplined cash management we believe we have enough cash-on-hand to continue paying our targeted dividend while ensuring that our balance sheet remains in a strong position.  We continue to believe we will achieve dividends in the 8-9% range we originally targeted for 2022**.

We look forward to keeping you updated on our future-proofing progress as well as efforts to add new properties to the portfolio.

Jeffrey Karsh

CEO, Streitwise

* - There can be no assurance as to if, when and at what rents we will be able to re-lease the Panera space.
** - All dividend decisions are made by the board on a quarterly basis depending on our financial condition at that time, and there can be no assurance as to our ability to maintain our dividend rate at the targeted amount.

© 2022 1st Streit Office Inc. All rights reserved.

An offering statement regarding this offering has been filed with the SEC. This offering is structured as a non-traded real estate investment trust, or “REIT,” under Regulation A+ of the JOBS Act. The SEC has qualified that offering statement which only means that Streitwise may make sales of the securities described by that offering statement. It does not mean that the SEC has approved, passed upon the merits or passed upon the accuracy or completeness of the information in the offering statement. You should read the Offering Circular before making any investment which is available here: streitwise.com/oc

Performance: Past performance is not a guarantee of future results. All historical returns, target returns, or hypothetical projections may not reflect actual future performance.

Risk: This investment involves a certain level of risk and may result in partial or total loss. We cannot guarantee that we will reach our target return for our investors.

Tax: Prospective investors should confer with their tax advisors regarding the tax consequences based on their particular circumstances. Neither Streitwise nor any Solicitor assumes responsibility for the tax consequences for any investor.

Liquidity: Investments in private placements are highly illiquid and those investors who cannot hold an investment for the long term should not invest. See Stockholder Redemption Plan.

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